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October 14, 2021

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Anu Dubey

Virtus Opportunities Trust (the “Trust”)

N-14 Filing

CIK 0001005020

File No. 811-07455

Ladies and Gentlemen:

Thank you for the telephonic comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) provided by you and Chad Eskildsen on September 29, 2021, pertaining to the above referenced N-14 filing (the “Registration Statement”) submitted by Virtus Opportunities Trust (the “Trust”) with respect to Virtus KAR International Small-Mid Cap Fund (formerly, Virtus KAR International Small Cap Fund) (the “Fund”) on September 17, 2021. Below, we describe the changes made to the Registration Statement in response to the comments and provide any responses to or any supplemental explanations for such comments, as requested. Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement. Set forth below is each comment and the Trust’s response thereto.

1.	Comment: Please use capital letters or bold font to emphasize the second to last sentence in the Dear Shareholder letter.

Response: We have updated the sentence so that it appears in bold font.

2.

Comment: The first sentence on the second page indicates that each of the Target Fund and the Acquiring Fund is a separate diversified series of Virtus Opportunities Trust, but the third paragraph indicates that each fund is non-diversified. Please confirm if the funds are diversified or non-diversified. Please update the series identifier on EDGAR to reflect the Fund’s new.

Response: In response to this comment, we have clarified in the disclosure that each of the Target Fund and the Acquiring Fund is a separate non-diversified series of Virtus Opportunities Trust.

3.

Comment: Please delete the word “generally” in the following sentence on the second page: “As of the date of this Prospectus/Information Statement, each fund’s subadviser considers small- and mid-capitalization companies to be those companies that, at the time of initial purchase, have market capitalizations generally within the range of companies included in the MSCI All Country World ex U.S. SMID Cap Index on a rolling three-year basis.”

Response: We have made the requested change in response to this comment.

Securities distributed by VP Distributors, LLC

U.S. Securities and Exchange Commission

October 14, 2021

4.

Comment: The fund considers a company to be small-mid cap if it has a market range within the range of the MSCI All Country World ex U.S. SMID Cap Index on a rolling three-year basis, which ranges up to $40 billion. Please revise the upper limit of $40 billion to an upper limit that is appropriate for a mid-cap issuer for an international fund that includes emerging markets in its investments (e.g., disclose that issuers will be considered small or midcap if the issuer is small or midcap in the country where it is located).

Response: The fund’s subadviser does not believe that it would be appropriate or operationally feasible to define small- and mid-capitalization companies differently by market/country for the fund, noting among other things that not every market or country in which the fund may invest has an index for mid-capitalization companies with which the subadviser may verify a range’s appropriateness. The fund’s subadviser also believes that by using the rolling three-year market capitalization range for the MSCI All Country World ex U.S. SMID Cap Index to define the range for the fund’s investments, it is using an index that represents the characteristics of small- and mid-capitalization companies from around the world, not including the United States, while avoiding the outlier market capitalizations that may occur on specific dates. We believe the subadviser’s definition to be reasonable and appropriately disclosed. Therefore, we have made no changes in response to this comment.

5.	Comment: On page three, please link to the Prospectus dated September 27, 2021 related to the Target Fund.

Response: In response to this comment, we have updated the reference and revised the link.

6.

Comment: On page five under the header “Why is the Reorganization happening?”, if accurate, please disclose as a reason for the reorganization the fact that the Acquiring Fund’s strategy recently changed from international small-cap to international small-mid cap and please indicate that Management (or the appropriate party) did not want to have two funds that were substantially identical operating as a separate series.

Response: We have added the requested disclosures in response to this comment.

7.

Comment: On page five under the header “Why is the Reorganization happening?”, please disclose in greater detail and with specificity why the reorganization is expected to result in “perhaps lower expenses for the Acquiring Fund as assets grow, which will also benefit shareholders of the Target Fund.”

Response: We have added additional disclosures with greater detail and specificity in response to this comment.

8.

Comment: On page five under the header “Why is the Reorganization happening?”, please disclose any significant portfolio repositioning costs and significant tax impact of portfolio repositioning, e.g. capital gains distributions, that could be triggered by sales in connection with the change in strategies, both in dollars and as a percentage of acquiring fund assets.

Response: There are no significant portfolio repositioning costs or significant tax impact as a result of any portfolio repositioning. Therefore, we have made no changes in response to this comment.

9.

Comment: In the last sentence on page five under the header “Why is the Reorganization happening?”, please disclose how long the expense limitation will last and whether the Adviser will have the ability to recapture waived expenses.

Response: In response to this comment, we have disclosed that the expense limitation will be in place through January 31, 2023. We have also disclosed that the Adviser will have the ability to recoup waived expenses.

U.S. Securities and Exchange Commission

October 14, 2021

10.

Comment: In the Principal Investment Strategies section on page seven for both the Target Fund and Acquiring Fund, please provide the total market capitalization range of companies included in the MSCI All Country World ex U.S. SMID Cap Index over the past three years as of a more recent date.

Response: In response to this comment, we have provided the market capitalization range as of June 30, 2021.

11.	Comment: Please confirm that the Total Annual Fund Operating Expenses after Expense Reimbursement of 1.45% for both the Acquiring Fund Class A and Acquiring Fund (Pro Forma) Class A is correct.

Response: The Total Annual Fund Operating Expenses after Expense Reimbursement of 1.45% is incorrect. In response to this comment, we have changed the percentage from 1.45% to 1.46%.

12.

Comment: Please confirm whether the Adviser will have the ability to recapture operating expenses reimbursed and/or fees waived for the Target Fund from the Acquiring Fund after the Reorganization. If the Adviser intends to have this ability, please add appropriate disclosure to the footnote (d) to the Annual Fund Operating Expense table on page 10.

Response: We confirm that the Adviser will have the ability to recapture such expenses and/or fees. In response to this comment, we have added disclosure to the footnote indicating that the Adviser may recapture operating expenses reimbursed and/or fees waived for the Target Fund from the Acquiring Fund after the Reorganization.

13.	Comment: On page 15 under the header Portfolio Management, if accurate, please clarify that the same portfolio managers manager both the Target Fund and the Acquiring Fund.

Response: In response to this comment, we have added the following sentence: Mr. Kim and Mr. Thrasher serve as portfolio managers for both the Target Fund and the Acquiring Fund.

14.

Comment: On page 18, in the section titled Reasons for the Reorganization, please disclose whether the Board of Trustees considered that both the Target Fund and Acquiring Fund would be pursuing the same investment strategies in the same trust, and therefore eliminating duplication was a reason for approving the Reorganization.

Response: In response to this comment, we have added the requested disclosure to the list of the Board of Trustees’ considerations.

15.	Comment: On page 19 under the section titled Agreement and Plan of Reorganization, please disclose with more specificity how the reasons for not consummating would determine allocation of expenses.

Response: We have added the requested disclosure in response to this comment.

16.	Comment: On page 21 under the column titled Adjustments, please add a footnote explaining the (0.01) adjustment for Class R6 shares.

Response: The (0.01) adjustment appeared in error. In response to this comment, we have removed the (0.01) adjustment and changed 26.45 to 26.46 under the column titled Acquiring Fund (Pro Forma) After Reorganization.

U.S. Securities and Exchange Commission

October 14, 2021

17.	Comment: Please add a section outlining the differences, or lack thereof, between the Target Fund’s and Acquiring Fund’s fundamental investment restrictions.

Response: In response to this comment, we have added a disclosure outlining the lack of differences between the Target Fund’s and the Acquiring Fund’s fundamental investment restrictions.

18.	Comment: Please identify the accounting survivor supplementally and also consider adding a disclosure identifying the accounting survivor.

Response: The accounting survivor will be the Acquiring Fund. We have also added disclosure identifying the accounting survivor in response to this comment.

19.

Comment: Page 52 of the Statement of Additional Information states that pro forma financial statements are not required because the assets of the Target Fund consist of less than ten percent (10%) of the current assets of the Acquiring Fund as of August 31, 2021. Please consider updating this disclosure to reference Rule 6-11 of Regulation S-X.

Response: The above referenced statement has been removed from the Statement of Additional Information. In addition, we have provided revised disclosure at the end of the SAI, in compliance with Rule 6-11(d) under the header “Supplemental Financial Information.”

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact the undersigned at 404-845-7679. Thank you.

Best regards,

/s/ Holly van den Toorn

Holly van den Toorn

cc:	Kevin Carr, Esq.

Gina Palmieri

Ralph Summa